================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)
                                (AMENDMENT NO. 4)
                            AVIS GROUP HOLDINGS, INC.
                              (NAME OF THE ISSUER)


                            AVIS GROUP HOLDINGS, INC.
                               CENDANT CORPORATION
                                 PHH CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)


                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    05379010
                      (CUSIP NUMBER OF CLASS OF SECURITIES)
                              --------------------

          AVIS GROUP HOLDINGS, INC.             CENDANT CORPORATION                  PHH CORPORATION
          900 OLD COUNTRY ROAD                  9 WEST 57TH STREET                   6 SYLVAN WAY
          GARDEN CITY, NEW YORK  11530          37TH FLOOR                           PARSIPPANY, NEW JERSEY  07054
          TELEPHONE: (516) 222-3000             NEW YORK, NEW YORK  10019            TELEPHONE: (973) 428-9700
                                                TELEPHONE: (212) 413-1800

 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF
                           PERSON(S) FILING STATEMENT)


                                 WITH COPIES TO:


JOHN M. REISS                       RICHARD E. FARLEY                   PATRICIA MORAN
WHITE & CASE LLP                    CAHILL GORDON & REINDEL             SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
1155 AVENUE OF THE AMERICAS         80 PINE STREET                      ONE RODNEY SQUARE
NEW YORK, NEW YORK 10036            NEW YORK, NEW YORK  10005           WILMINGTON, DELAWARE  19801
TELEPHONE: (212) 819-8200           TELEPHONE: (212) 701-3000           TELEPHONE: (302) 651-3000
                                               ---------------------


This statement is filed in connection with (check the appropriate box):

     a. |X|  The  filing  of  solicitation   materials  or  an  information
             statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
     b. |_| The filing of a registration statement under the Securities Act of 1933.
     c. |_|  A tender offer.
     d. |_|  None of the above.

Check the following box if the soliciting materials or information statement are preliminary copies: |_|

Check the following box if the filing is a final amendment reporting the results of the transaction: |X|
                              ---------------------


                            CALCULATION OF FILING FEE
------------------------------------------------------------ -------------------
                  Transaction Valuation*              Amount of Filing Fee**
--------------------------------------------------------------------------------
                      $936,763,069                           $187,352
--------------------------------------------------------------------------------


*The transaction valuation was based upon the sum of (a) the product of 25,708,652 shares of Class A Common Stock and the merger consideration of $33.00 per share and (b) the difference between $33.00 and the exercise price per share of Class A Common Stock of each of the 7,793,435 shares covered by outstanding options.

** The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, equals 1/50 of 1% of Transaction Valuation.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:  $187,352            Filing Party:  Avis Group Holdings, Inc.
Form or Registration No.:  Schedule 14A      Date Filed:  November 28, 2000

                       SECTION 13E-3 TRANSACTION STATEMENT

                                  INTRODUCTION


          This  Amendment  No.  4 to the Rule  13e-3  Transaction  Statement  on
Schedule 13E-3 (this "Schedule 13E-3") is being filed jointly by Avis Group Holdings, Inc., a Delaware corporation ("Avis"), Cendant Corporation, a Delaware corporation ("Cendant") and PHH Corporation, a Maryland corporation and an indirect wholly-owned subsidiary of Cendant ("PHH Corporation"), in connection with the Agreement and Plan of Merger, dated as of November 11, 2000 (the "Merger Agreement"), by and among Avis, Cendant, PHH Corporation and Avis Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of PHH Corporation ("Merger Sub").

          The purpose of this final amendment to Schedule 13E-3 is to report that the Merger Agreement was formally approved by the stockholders of Avis at a special meeting of stockholders held on February 28, 2001 (the "Special Meeting") and that on March 1, 2001 the transactions contemplated by the Merger Agreement were consummated. Pursuant to the Merger Agreement, Merger Sub merged with and into Avis (the "Merger") and each outstanding share of class A common stock, par value $.01 per share of Avis (the "Common Stock"), other than shares of Common Stock held by any subsidiary of Avis, held in Avis' treasury, held by Cendant or any subsidiary of Cendant or held by stockholders who perfect their appraisal rights under Delaware law, have been converted into the right to receive $33.00 in cash. In addition, certain members of Avis' management and certain members of Avis' Board of Directors have exercised their right, pursuant to the Merger Agreement, to either (i) receive a cash payment equal to the difference between the $33.00 per share merger consideration and the per share exercise price of each share covered by outstanding stock options held by such person at the time of the Merger, reduced by applicable withholding tax or (ii) convert their stock options to options to purchase shares of Cendant common stock with approximately the same value. As a result of the Merger, Avis became an indirect wholly owned subsidiary of Cendant and is being delisted from the New York Stock Exchange.

          The terms and conditions of the Merger Agreement are described in the Definitive Proxy Statement of Avis, dated January 26, 2001 (the "Proxy Statement"), which was filed with the Securities and Exchange Commission on January 26, 2001. A copy of the Merger Agreement is attached as Appendix A to the Proxy Statement.

ITEM 5.        PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

REGULATION M-A
ITEM 1005

(b) At the Special Meeting held on February 28, 2001, the shareholders of Avis voted to approve the Merger Agreement. The Merger Agreement was approved by holders of Common Stock, in person or by proxy, representing 24,449,296 shares of Common Stock, which was approximately 78% of the outstanding shares of Common Stock. The Merger Agreement was approved by approximately 99.6% of the votes cast at the Special Meeting. A certificate of merger was filed with the Secretary of State of the State of Delaware and the Merger became effective on March 1, 2001. All of the holders of Common Stock are being sent a Letter of Transmittal instructing them on the procedures for receiving payment for their share of Common Stock.

ITEM 6.       PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

REGULATION M-A
ITEM 1006

(c)(1)        The Merger was consummated on March 1, 2001.

ITEM 16.      EXHIBITS

REGULATION M-A
ITEM 1016

* (a) Preliminary Proxy Statement of Avis dated January 26, 2001 is incorporated by reference herein.

* (b)     Not applicable.

*(c)(1) Opinion of Morgan Stanley, dated November 10, 2000 (attached as Appendix B to the Proxy Statement and incorporated by reference herein).

*(c)(2) Materials presented by Morgan Stanley to the Special Committee on November 9, 2000 and to the Avis Board of Directors on November 10, 2000.

*(c)(3) Materials presented by Bear, Stearns & Co. Inc. to the Special Committee on September 18, 2000.

*(c)(4) Materials presented by Lehman Brothers to the Special Committee on September 14, 2000.

*(c)(5) Materials presented by Lehman Brothers to the Special Committee on October 17, 2000.

*(d)(1) Stockholders' Agreement, dated as of June 30, 1999, among Avis Rent-A-Car, Inc., Avis Fleet Leasing and Management Corporation and PHH Corporation (incorporated by reference to the Registration Statement on Form S-4, File No. 333-86269 filed by Avis Group Holdings, Inc.).

*(d)(2) Registration Rights Agreement, dated as of June 30, 1999, among Avis Rent-A-Car Inc., Avis Fleet Leasing and Management Corporation, PHH Corporation and PHH Holdings Corporation (incorporated by reference to the Registration Statement on Form S-4 333-86269 filed by Avis Group Holdings, Inc.).

*(f) Section 262 of the Delaware General Corporation Law included as Appendix C to the Proxy Statement and incorporated by reference herein.

*(g)      Not applicable.

* Previously filed

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned does certify that the information set forth in this statement is true, complete and correct.



                                        AVIS GROUP HOLDINGS, INC.



                                        By: /s/ Karen C. Sclafani
                                            ------------------------------------
                                            Name:  Karen C. Sclafani
                                            Title: Vice President, General
                                                   Counsel and Secretary


                                        CENDANT CORPORATION



                                        By: /s/ James E. Buckman
                                            ------------------------------------
                                            Name:  James E. Buckman
                                            Title:  Vice Chairman, General
                                                    Counsel and Assistant
                                                    Secretary


                                        PHH CORPORATION

                                        By: /s/ James E. Buckman
                                            ------------------------------------
                                            Name: James E. Buckman
                                            Title:  Executive  Vice  President,
                                                    General  Counsel
                                                    and Assistant Secretary

Dated: March 2, 2001